20008265

ON

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-30700 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Placement Group

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Tenth Avenue , Suite 1150

(No. and Street)

San Diego (City) California (State) 92101 (Zip Code)

SEC Mail Processing Section FEB 21 2020 Washington DC 413

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martha E Soto - Aceves 619 326 1250

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum , LLP

(Name – *if individual, state last, first, middle name*)

Nine Parkway North, Suite 200 (Address) Deerfiel (City) IL (State) 60015 (Zip Code)

SEC Mail Processing Section FEB 21 2020 Washington DC 413

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DB

## OATH OR AFFIRMATION

I, Martha E Soto-Aceves, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Placement Group, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________

________________________________

________________________________

Martha E Soto

Signature

Chief Financial Officer

Title

SEE ATTACHED CALIFORNIA COMPLIANT JURAT

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

State of California

County of **San Diego**

Subscribed and sworn to (or affirmed) before me on this __25__ day of __February__, **2020,**

by __Martha E. Soto__ proved to me on the basis of satisfactory evidence to be

the person(s) who appeared before me

Notary's Signature ________________

MARIA LUISA BOYD
Notary Public – California
San Diego County
Commission # 2203186
My Comm. Expires Jun 29, 2021

(Seal)

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
**Investment Placement Group**

***Opinion on the Financial Statement***

We have audited the accompanying statement of financial condition of Investment Placement Group (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.



**Marcum** LLP ▫ Nine Parkway North ▫ Suite 200 ▫ Deerfield, Illinois 60015 ▫ **Phone** 847.282.6300 ▫ **Fax** 847.282.6301 ▫ **www.marcumllp.com**

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Marcum LLP

Deerfield, Illinois
February 20, 2020

# INVESTMENT PLACEMENT GROUP

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2019

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 345,380 |
| Deposits with clearing organizations | | 262,796 |
| Receivables: | | |
| Clearing organizations | | 76,595 |
| Other | | 40,438 |
| Securities owned, at fair value | | 9,273,259 |
| Prepaid expenses and other assets | | 504,876 |
| Furniture, equipment, and leasehold improvements, net | | 6,808 |
| Deferred tax assets | | 182,011 |
| Right of use assets - operating leases, net | | 2,349,818 |
| Due from related party | | 280,603 |
| **Total Assets** | $ | 13,322,584 |
| | | |
| **Liabilities and Shareholders' Equity** | | |
| | | |
| **Liabilities** | | |
| Note payable - bank | $ | 767,328 |
| Accounts payable and accrued expenses | | 101,014 |
| Commissions payable | | 427,539 |
| Due to clearing organization | | 2,985,737 |
| Lease liabilities | | 2,585,907 |
| **Total Liabilities** | | 6,867,525 |
| | | |
| **Shareholders' Equity** | | |
| Common stock - Series A, no par value, 146,719 shares authorized, issued and outstanding | | 3,832,041 |
| Additional paid-in-capital | | 565,075 |
| Retained earnings | | 2,057,943 |
| **Total Shareholders' Equity** | | 6,455,059 |
| **Total Liabilities and Shareholders' Equity** | $ | 13,322,584 |

*The accompanying notes are an integral part of this financial statement*

### NOTE 1 – NATURE OF ORGANIZATION

Investment Placement Group (the "Company"), a California corporation, is a registered broker-dealer in securities under the Securities and Exchange act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a(d)(3) and does not hold customer funds or securities for business activities relating to the execution and clearance of trades. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker-dealer. As a result, the Company is exempt from certain provisions and requirements of the SEC for business activities relating to the execution and clearance of trades.

The Company operates pursuant to the (k)(2)(i) provision of the SEC Rule 15c3-3 on its Commission Rebate/Recapture Program business. As a result, the Company will be subject to certain provisions and requirements; however, the Company has not been active in the Commission Rebate/ Recapture Program business since 2015 and the Company held no customer deposits in relation to this activity.

### NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***ACCOUNTING METHOD***

The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of its financial condition, results of operations, and cash flows.

***CASH EQUIVALENTS***

The Company considers liquid investments with original maturities of three months or less to be cash equivalents.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### *RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS AND OTHER RECEIVABLES*

The balances shown as receivable from and payable to clearing organizations and other receivables represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

### *FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS*

Furniture, equipment and leasehold improvements are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. Repair and maintenance costs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets, such as property and equipment, may be impaired, an evaluation of recoverability is performed. As of December 31, 2019, management has determined that the Company's assets are not impaired.

### *VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY*

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company used various valuation approaches. In accordance with U.S. GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

### NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

***VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY (CONTINUED)***

The fair value hierarchy is categorized into three levels based on the input as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### *VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – VALUATION TECHNIQUES*

Investments in Securities and Securities Owned

The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year. Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), or bond yield spreads. Corporate bonds are generally categorized in Level 1 or 2 of the fair value hierarchy.

### *NEW ACCOUNTING PRONOUNCEMENTS*

The Company adopted ASC Topic 842, Leases (Topic 842) effective January 1, 2019 using the modified-retrospective method and elected the package of transition practical expedients for expired or existing contracts. The Company is a lessee in several noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### *NEW ACCOUNTING PRONOUNCEMENTS (CONTINUED)*

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Adoption of this standard on January 1, 2019 using the cumulative-effect adjustment transition method resulted in the recognition of right of use assets for operating leases of $3,055,056, corresponding operating lease liabilities of $3,313,498, and the elimination of the previously recorded deferred rent of $272,800.

### *INCOME TAXES*

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company does not have any unrecognized tax benefit as of December 31, 2019. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense.

### *USE OF ESTIMATES*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

## NOTE 3 – FAIR VALUE MEASUREMENTS

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2019:

(see following page)

### NOTE 3 – FAIR VALUE MEASUREMENTS (CONTINUED)

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets | | | | |
| Corporate Bonds | | | | |
| Brazil: | | | | |
| Consumer, cyclical | $ 206,000 | $ -- | $ -- | $ 206,000 |
| Consumer, non-cyclical | 207,752 | -- | -- | 207,752 |
| Financial | 227,752 | -- | -- | 227,752 |
| Materials | 342,126 | -- | -- | 342,126 |
| Metals & mining | 308,853 | -- | -- | 308,853 |
| Canada: | | | | |
| Industrials | 309,372 | -- | -- | 309,372 |
| Colombia: | | | | |
| Communications | 202,002 | -- | -- | 202,002 |
| Consumer, cyclical | 342,974 | -- | -- | 342,974 |
| Financial | 255,375 | -- | -- | 255,375 |
| France: | | | | |
| Communications | 322,092 | -- | -- | 322,092 |
| Financial | 224,750 | -- | -- | 224,750 |
| Germany: | | | | |
| Financial | 310,376 | -- | -- | 310,376 |
| Great Britian: | | | | |
| Financial | 200,020 | -- | -- | 200,020 |
| Luxembourg: | | | | |
| Basic materials | 203,750 | -- | -- | 203,750 |
| Mexico: | | | | |
| Communications | 245,440 | -- | -- | 245,440 |
| Consumer, cyclical | 187,002 | -- | -- | 187,002 |
| Financial | 267,190 | -- | -- | 267,190 |
| Technology | 125,938 | -- | -- | 125,938 |
| Russia: | | | | |
| Financial | 205,380 | -- | -- | 205,380 |
| Spain: | | | | |
| Financial | 235,584 | -- | -- | 235,584 |
| Sweden: | | | | |
| Financial | 690,762 | -- | -- | 690,762 |
| Switzerland: | | | | |
| Financial | 537,269 | -- | -- | 537,269 |
| United Kingdom: | | | | |
| Financial | 405,013 | -- | -- | 405,013 |
| United States: | | | | |
| Basic materials | 128,265 | -- | -- | 128,265 |
| Communications | 96,500 | -- | -- | 96,500 |
| Consumer, non-cyclical | 217,202 | -- | -- | 217,202 |
| Financial | 501,692 | -- | -- | 501,692 |
| Oil & gas service & equipment | 240,250 | -- | -- | 240,250 |
| Venezuela: | | | | |
| Energy | 11,625 | -- | -- | 11,625 |
| Total Corporate Bonds | 7,758,306 | -- | -- | 7,758,306 |
| U.S. Government Bonds | | | | |
| Treasury bills | 1,418,073 | -- | -- | 1,418,073 |
| Total U. S. Government Bonds | 1,418,073 | -- | -- | 1,418,073 |
| Equity | | | | |
| Spain: | | | | |
| Financial | 96,880 | -- | -- | 96,880 |
| Total Equity | 96,880 | -- | -- | 96,880 |
| Total Assets | $9,273,259 | $ -- | $ -- | $9,273,259 |

### NOTE 4 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

As of December 31, 2019, Furniture, equipment and leasehold improvements, net consisted of the following:

| | | | Useful Life |
|---|---|---|---|
| Furniture and fixtures | $ | 480,437 | 7 |
| Leasehold improvements | | 430,482 | 10 |
| Office equipment | | 381,988 | 5 |
| Capital leases | | 17,790 | 3 |
| Automobile | | 31,600 | 5 |
| Total | | 1,342,297 | |
| Less: accumulated depreciation and amortization | | (1,335,489) | |
| Furniture, equipment and leasehold improvements, net | $ | 6,808 | |

### NOTE 5 – INCOME TAXES

Deferred income taxes are the result of timing differences between book and taxable income. The significant components of the Company's deferred tax assets and liabilities as of December 31, 2019, was:

| | | |
|---|---|---|
| Deferred tax assets (liabilities): | | |
| Realized gains and losses | $ | 72,340 |
| Depreciation expense | | 66,616 |
| Operating lease amortization | | 63,744 |
| Unrealized gains and losses | | (20,689) |
| Total | $ | 182,011 |

The provisions of ASC 740-10 "Accounting for Uncertain Income Tax Positions", requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's management has determined that the Company has no uncertain tax positions requiring recognition under ASC 740-10 as of December 31, 2019.

The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of December 31, 2019.

## NOTE 6 - COMMITMENTS AND CONTINGENCIES

### *NOTES PAYABLE*

The Company has a note payable with San Diego Private Bank for $1,358,000. The note terms were modified December 17,2019 and call for the remaining principle loan balance of $767,328 to bear interest at 4.8% per annum and call for 60 regular payments of approximately $14,435. The note is guaranteed by the Company's shareholders and collateralized by the fixed assets and tangible property of the Company. The Company is subject to certain financial and non-financial covenants. Future payments on the note are as follows:

| Year ending December 31, | | |
|---|---|---|
| 2020 | $ | 138,855 |
| 2021 | | 145,868 |
| 2022 | | 153,128 |
| 2023 | | 160,748 |
| 2024 | | 168,729 |
| | $ | 767,328 |

### *OPERATING LEASES*

The Company has leases for office space in Miami, Florida; Houston, Texas; and San Diego, California that expire in October 2021, May 2022 and May 2023, respectively. The Company classified these leases as operating leases. The Miami and San Diego leases contain renewal options for five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Other information related to leases as of December 31, 2019 was as follows:

Weighted average remaining operating lease term: 2.6 years

Weighted average discount rate for operating leases:4.75%

## NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

### *OPERATING LEASES (CONTINUED)*

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2019 are as follows:

| | |
|---|---|
| Year ending December 31, | |
| 2020 | $ 845,686 |
| 2021 | 810,552 |
| 2022 | 705,216 |
| 2023 | 281,564 |
| Total undiscounted lease payments | 2,643,018 |
| Less: imputed interest | 57,111 |
| Total lease liabilities | $ 2,585,907 |

## NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer security transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to clearing agreements, the Company introduces substantially all of its securities transactions to Pershing, its clearing broker, on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of Pershing, in accordance with the clearing agreement, the Company has agreed to indemnify Pershing for losses, if any, which Pershing may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and Pershing monitor collateral on the customers' accounts.

The Company maintains several bank accounts at financial institutions both in the United States and foreign countries. Those balances in the United States accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC) up to $500,000. At times during the year ended December 31, 2019, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits and/or in uninsured foreign accounts. The Company has not experienced any losses in these accounts.

The Company's investment in corporate bonds includes those issued by foreign entities. The Company has not experienced any losses as a result of such investments nor does the Company believe it is exposed to any significant credit risk on its investment in corporate bonds.

## NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $4,006,782 which exceeded required net capital of $301,181 by $3,705,601. The Company's ratio of aggregate indebtedness to net capital was 1.13 to 1 at December 31, 2019, which was less than the maximum ratio of 15 to 1.

# INVESTMENT PLACEMENT GROUP

## REPORT PURSUANT TO SEC RULE 17a-5(d)

## FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2019